Digital Transformation Opportunities Corp.

10485 NE 6th Street, Unit 3930

Bellevue, WA 98004

March 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Digital Transformation Opportunities Corp. Registration Statement on Form S-1 File No. 333-253079

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Digital Transformation Opportunities Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effectiveness of the above referenced Registration Statement (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on March 9, 2021, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform the Company’s outside counsel, Jonathan Ko of Paul Hastings LLP, by telephone at (213) 683-6188 or by email at jonathanko@paulhastings.com. The Company hereby authorizes Mr. Ko to orally modify or withdraw this request for acceleration.

Sincerely,

Digital Transformation Opportunities Corp.

By:	/s/ Kevin Nazemi
Kevin Nazemi
Chief Executive Officer